CHARTERED ACCOUNTANTS MacKay LLP	1100 – 1177 West Hastings Street Vancouver, BC V6E 4T5 Tel: 604-687-4511 Fax: 604-687-5805 Toll Free: 1-800-351-0426 www.MacKayLLP.ca

February 21, 2006

Attention: Statutory Filings

B.C. Securities Commission

Alberta Securities Commission

Dear Sirs:

Re:

Netco Energy Inc.

Pursuant to Section 4.11 of National Instrument 51-102, we have reviewed the information contained in the Notice of Change of Auditors for the Company and we do not disagree with the information in the said Notice.

Our understanding is that the Notice will read as follows:

Netco Energy Inc. advises that Ernst & Young LLP (the "Former Auditor") has resigned as auditor of the Company, effective February 20, 2006.

Accordingly, the Company has appointed MacKay LLP, Chartered Accountants, of 1100 - 1177 West Hastings Street, Vancouver BC, V6E 4T5, as its new auditors, effective February 20, 2006.

There were no reservations in the Former Auditor's Reports for the two most recently completed fiscal years or for any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of the Former Auditor's resignation.

There were no reportable events between the Company and the Former Auditor.

The resignation of the Former Auditor as auditor for the Company has been approved by the Company's Audit Committee and its Board of Directors.

Yours very truly,

MacKay LLP

Chartered Accountants

Keith L Gagnon Ltd.

Partner

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